The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated June 25, 2025

Pricing supplement

To prospectus dated April 13, 2023,

prospectus supplement dated April 13, 2023,

product supplement no. 4-I dated April 13, 2023,

underlying supplement no. 1-I dated April 13, 2023 and
prospectus addendum dated June 3, 2024

Registration Statement Nos. 333-270004 and 333-270004-01 Dated June , 2025 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments

$

Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and EURO STOXX 50® Index due June 29, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek potential early exit at or prior to maturity at a premium if, (1) with respect to any Review Date (other than the final Review Date), the closing level of each of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index, which we refer to as the Indices, on that Review Date is equal to or greater than its Call Level or, (2) with respect to the final Review Date, the Final Index Level of each Index is at or above 70.00% of its Index Strike Level. If the notes are not automatically called and the Final Index Level of the Least Performing Index is less than its Index Strike Level by more than 30.00%, investors will lose more than 30.00% of their principal amount at maturity and may lose all of their principal amount at maturity.
•	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.
•	The earliest date on which an automatic call may be initiated is July 7, 2026†.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are not linked to a basket composed of the Indices. The payment upon automatic call or at maturity is linked to the performance of each of the Indices individually, as described below.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Indices:	The S&P 500® Index (Bloomberg ticker: SPX), the Russell 2000® Index (Bloomberg ticker: RTY) and the EURO STOXX 50® Index (Bloomberg ticker: SX5E) (each, an “Index” and collectively, the “Indices”)
Automatic Call:	If (1) with respect to any Review Date (other than the final Review Date), the closing level of each Index on that Review Date is equal to or greater than its Call Level or, (2) with respect to the final Review Date, the Final Index Level of each Index is equal to or greater than its Call Level, the notes will be automatically called for a cash payment per note that will be payable on the applicable Call Settlement Date and that will vary depending on the applicable Review Date and call premium.
Call Level:	For each Index, with respect to the first and second Review Dates, 100% of the Index Strike Level of that Index and with respect to the final Review Date, 70.00% of the Index Strike Level of that Index
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

• at least 10.00%* × $1,000 if automatically called on the first Review Date;

• at least 20.00%* × $1,000 if automatically called on the second Review Date; and

• at least 30.00%* × $1,000 if automatically called on the final Review Date.

*The actual call premiums applicable on each Review Date will be provided in the pricing supplement, and will not be less than 10.00%, 20.00% and 30.00%, respectively.

Payment at Maturity:

If the notes are automatically called on the final Review Date, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × call premium on the final Review Date)

If the notes are not automatically called on the Final Review Date because the Final Index Level of the Least Performing Index is less than its Index Strike Level by more than 30.00%, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Final Index Level of the Least Performing Index is less than its Index Strike Level.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Least Performing Index Return)

If the notes are not automatically called because the Final Index Level of the Least Performing Index is less than its Strike Level by more than 30.00%, you will lose more than 30.00% of your principal amount and could lose all of your principal amount at maturity.

Contingent Buffer Amount:	30.00%
Strike Date:	June 24, 2025
Pricing Date:	On or about June 25, 2025
Original Issue Date:	On or about June 30, 2025 (Settlement Date)
Valuation Date†:	June 26, 2028
Maturity Date†:	June 29, 2028
CUSIP:	48136E6M2
Other Key Terms:	See “Additional Key Terms” in this pricing supplement

†            Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of a change-in-law event as described under “General Terms of Notes — Consequences of a Change-in-Law Event” in the accompanying product supplement and “Selected Risk Considerations — Risks Relating to the Notes Generally — We May Accelerate Your Notes If a Change-in-Law Event Occurs” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $960.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Review Dates†:	July 7, 2026, June 24, 2027 and June 26, 2028 (final Review Date)
Call Settlement Dates†:	July 10, 2026, June 29, 2027 and the Maturity Date
Index Return:	(Final Index Level – Index Strike Level) Index Strike Level
Index Strike Level:

With respect to each Index, the closing level of that Index on the Strike Date, which is:

•          6,092.18 for the S&P 500® Index;

•          2,161.212 for the Russell 2000® Index; and

•          5,297.07 for EURO STOXX 50® Index.

The Index Strike Levels are not determined by reference to the closing levels of the Indices on the Pricing Date.

Final Index Level:	With respect to each Index, the closing level of that Index on the Valuation Date
Least Performing Index:	The Index with the Least Performing Index Return
Least Performing Index Return:	The lowest of the Index Returns of the Indices

JPMorgan Structured Investments —	PS- 1
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Least Performing Index?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Indices as shown under the columns “Appreciation/Depreciation of Least Performing Index at Review Date” and “Least Performing Index Return.”  We make no representation or warranty as to which of the Indices will be the Least Performing Index for purposes of calculating your return on the notes on any Review Date.  The following table assumes, for the Least Performing Index, a hypothetical Index Strike Level of 100.00, a hypothetical Call Level of 100.00 on the first and second Review Dates (equal to 100% of the hypothetical Index Strike Level), a Call Level of 70.00 on the final Review Date (equal to 70.00% of the hypothetical Index Strike Level) and reflects the Contingent Buffer Amount of 30.00%.  The table and examples also assume that the call premiums used to calculate the call premium amount applicable to the Review Dates are 10.00%, 20.00% and 30.00%, respectively, regardless of any appreciation of the Least Performing Index, which may be significant.  The actual call premiums will be provided in the pricing supplement and will not be less than 10.00%, 20.00% and 30.00%, respectively.  There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date.  Each hypothetical return or payment on the notes set forth below is for illustrative purposes only and may not be the actual total return or payment on the notes applicable to a purchaser of the notes.  For an automatic call to be triggered, the closing level of each Index must be greater than or equal to its Call Level on the applicable Review Date.  The numbers appearing in the following table have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date				Final Review Date
Closing level of the Least Performing Index at Review Date	Appreciation/ Depreciation of Least Performing Index at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Final Index Level of the Least Performing Index	Least Performing Index Return	Total Return at Maturity
180.00	80.00%	10.00%	20.00%	180.00	80.00%	30.00%
170.00	70.00%	10.00%	20.00%	170.00	70.00%	30.00%
160.00	60.00%	10.00%	20.00%	160.00	60.00%	30.00%
150.00	50.00%	10.00%	20.00%	150.00	50.00%	30.00%
140.00	40.00%	10.00%	20.00%	140.00	40.00%	30.00%
130.00	30.00%	10.00%	20.00%	130.00	30.00%	30.00%
120.00	20.00%	10.00%	20.00%	120.00	20.00%	30.00%
110.00	10.00%	10.00%	20.00%	110.00	10.00%	30.00%
100.00	0.00%	10.00%	20.00%	100.00	0.00%	30.00%
95.00	-5.00%	N/A	N/A	95.00	-5.00%	30.00%
90.00	-10.00%	N/A	N/A	90.00	-10.00%	30.00%
80.00	-20.00%	N/A	N/A	80.00	-20.00%	30.00%
70.00	-30.00%	N/A	N/A	70.00	-30.00%	30.00%
69.99	-30.01%	N/A	N/A	69.99	-30.01%	-30.01%
60.00	-40.00%	N/A	N/A	60.00	-40.00%	-40.00%
50.00	-50.00%	N/A	N/A	50.00	-50.00%	-50.00%
40.00	-60.00%	N/A	N/A	40.00	-60.00%	-60.00%
30.00	-70.00%	N/A	N/A	30.00	-70.00%	-70.00%
20.00	-80.00%	N/A	N/A	20.00	-80.00%	-80.00%
10.00	-90.00%	N/A	N/A	10.00	-90.00%	-90.00%
0.00	-100.00%	N/A	N/A	0.00	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity

The following examples illustrate how the payment upon an automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Least Performing Index increases from its Index Strike Level of 100.00 to a closing level of 105.00 on the first Review Date. Because the closing level of the Least Performing Index on the first Review Date of 105.00 is greater than its Call Level of 100.00, the notes are automatically called, and the investor receives a single payment of $1,100.00 per $1,000 principal amount note on the first Call Settlement Date. No further payments will be made on the notes.

Example 2: The Least Performing Index decreases from its Index Strike Level of 100.00 on the first Review Date, and increases to a closing level of 105.00 on the second Review Date. Because the closing level of the Least Performing Index on the first Review Date is less than its Call Level of 100.00, the notes are not automatically called on the first Review Date. However, because the closing level of the Least Performing Index of 105.00 is greater than its Call Level of 100.00 on the second Review Date, the notes are automatically called on the second Review Date, and the investor receives a single payment of $1,200.00 per $1,000 principal amount note on the corresponding Call Settlement Date. No further payments will be made on the notes.

Example 3: The level of the Least Performing Index decreases from its Index Strike Level of 100.00 on the first and second Review Dates, and decreases to a Final Index Level of 70.00 on the final Review Date. Because the closing level of the Least Performing Index on the first two Review Dates is less than its Call Level of 100.00, the notes are not automatically called on those Review Dates. However, because the Final Index Level of the Least Performing Index of 70.00 is equal to or greater than its Call Level of 70.00, the notes are automatically called on the final Review Date, and the investor receives a single payment of $1,300.00 per $1,000 principal amount note at maturity.

Example 4: The level of the Least Performing Index decreases from its Index Strike Level of 100.00 on the first and second Review Dates, and decreases to a Final Index Level of 60.00. Because (a) the closing level of the Least Performing Index on the first two Review Dates is less than its Call Level of 100.00, (b) the Final Index Level of the Least Performing Index of 60.00 is less than its Strike Level by more than the Contingent Buffer Amount of 30.00%, the notes are not automatically called and the investor does not receive the call premium related to the final Review Date and receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If, (1) with respect to any Review Date (other than the final Review Date), the closing level of each Index on that Review Date is greater than or equal to its Call Level or, (2) with respect to the final Review Date, the Final Index Level of each Index is greater than or equal to its Call Level, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 10.00%* × $1,000 if automatically called on the first Review Date; (ii) at least 20.00%* × $1,000 if automatically called on the second Review Date; and (iii) at least 30.00%* × $1,000 if automatically called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual call premiums applicable on each Review Date will be provided in the pricing supplement and will not be less than 10.00%, 20.00% and 30.00%, respectively.

•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is approximately three years, the notes will be automatically called before maturity if, with respect to any Review Date other than the final Review Date, the closing level of each Index on that Review Date is equal to or greater than its Call Level, and you will be entitled to the applicable payment corresponding to the relevant Review Date as set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Index Level of the Least Performing Index is less than its Index Strike Level by more than 30.00%, for every 1.00% that the Final Value of the Least Performing Index is less than its Strike Value, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 30.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE LEAST PERFORMING OF THE INDICES — The return on the notes is linked to the Least Performing Index, which will be any of the S&P 500® Index, the Russell 2000® Index or the EURO STOXX 50® Index.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement.

The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the EURO STOXX 50® Index, see “Equity Index Descriptions — The STOXX Benchmark Indices” in the accompanying underlying supplement.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and

JPMorgan Structured Investments —	PS- 4
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Indices or any of the component securities included in the Indices. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Least Performing Index and will depend on whether, and the extent to which, the Least Performing Index Return is positive or negative. If, on the final Review Date, the Final Index Level of the Least Performing Index is equal to or greater than its Call Level, the notes will be automatically called and you will receive the applicable call premium and your principal will not be exposed to any negative Least Performing Index Return. However, if on the final Review Date, the Final Index Level of the Least Performing Index is less than its Index Strike Level by more than the Contingent Buffer Amount of 30.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1.00% that the Final Index Level of the Least Performing Index is less than its Index Strike Level, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 30.00% and could lose all of the principal amount of your notes at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If your notes are automatically called before the final Review Date, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE VALUATION DATE — If the Final Value of the Least Performing Index is less than its Strike Value by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Least Performing Index from its Strike Value to its Final Value.

JPMorgan Structured Investments —	PS- 5
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum
•	NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in any Index would have.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the corresponding Review Date, as set forth on the cover of this pricing supplement, regardless of any appreciation of any or all Indices, which may be significant. Because the closing level of any or all Indices at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in any or all Indices.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH INDEX — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Indices. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to each of the Indices. The performance of the Indices may not be correlated. Poor performance by any of the Indices over the term of the notes could result in the notes not being automatically called on any Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Index. Accordingly, your investment is subject to the risk of decline in the closing level of each Index.
•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LEAST PERFORMING INDEX — Because the payment at maturity will be determined based on the performance of the Least Performing Index, you will not benefit from the performance of any other Index. Accordingly, if the notes are not automatically called (which means that the Final Index Level of the Least Performing Index is less than its Index Strike Level by more than 30.00%), you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity. This will be true even if the Final Index Level of any other Index is greater than or equal to its Index Strike Level.
•	VOLATILITY RISK — Greater expected volatility with respect to an Index indicates a greater likelihood as of the Strike Date and the Pricing Date that the Final Index Level of that Index could be less than its Call Level. An Index’s volatility, however, can change significantly over the term of the notes. The closing level of an Index could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	WE MAY ACCELERATE YOUR NOTES IF A CHANGE-IN-LAW EVENT OCCURS — Upon the announcement or occurrence of legal or regulatory changes that the calculation agent determines are likely to interfere with your or our ability to transact in or hold the notes or our ability to hedge or perform our obligations under the notes, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Change-in-Law Event” in the accompanying product supplement for more information.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the call premium for each Review Date will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the call premium for each Review Date.

JPMorgan Structured Investments —	PS- 6
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments —	PS- 7
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity”.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels of the Indices.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Indices

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the S&P 500® Index.
•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS WITH RESPECT TO THE RUSSELL 2000® INDEX — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
•	NON-U.S. SECURITIES RISK WITH RESPECT TO THE EURO STOXX 50® INDEX — The equity securities included in the EURO STOXX 50® Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES WITH RESPECT TO THE EURO STOXX 50® INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the EURO STOXX 50® Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.

JPMorgan Structured Investments —	PS- 8
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index from January 3, 2020 through June 20, 2025. The closing level of the S&P 500® Index on June 24, 2025 was 6,092.18. The closing level of the Russell 2000® Index on June 24, 2025 was 2,161.212. The closing level of the EURO STOXX 50® Index on June 24, 2025 was 5,297.07.

We obtained the closing level of the Indices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing level of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Index on the Pricing Date, any Review Date or Valuation Date. There can be no assurance that the performance of the Indices will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using

JPMorgan Structured Investments —	PS- 9
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Index?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Lesser Performing of the Indices” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Terms of the Notes

Any values of the Indices, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

JPMorgan Structured Investments —	PS- 10
Stepdown Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index